March 27, 2026

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Alan Campbell

Re:	Solid Biosciences Inc.

Registration Statement on Form S-3

Filed March 19, 2026

File No. 333-294456

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Solid Biosciences Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-294456), so that it may become effective at 4:30 p.m., Eastern time, on March 31, 2026, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff.

Very truly yours,

By:	/s/ Alexander Cumbo
Alexander Cumbo
Chief Executive Officer